June 13, 2005


Via Facsimile (310) 712-8800

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

RE:	Tenet Healthcare Corporation
      Schedule TO-I filed May 27, 2005
	File No. 005-10567

Dear Ms. Ressler:

      We have the following comments on the above-referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Exchange - Cover Page

1. We note the disclosure on the cover page about how option holders may exchange their options in this offer. The disclosure there indicates that employees may submit the letter of transmittal in paper form only if they are currently on leave of absence or "cannot otherwise access the eTenet Election Form." In the response letter that accompanies your amended filing, discuss why you believe that requiring option holders to use an electronic method of tendering is acceptable under the circumstances of this offer. That is, discuss whether all option holders have access to your intranet site and know how to use it to reach the hyperlink to submit the letter of transmittal electronically.

Withdrawal of Tenders, page 11

2. Refer to the discussion of option holders` withdrawal rights in the second paragraph of this section. The disclosure is confusing because the three sentences that make up the paragraph have not been reconciled. The first sentence states that tendering security holders may withdraw tendered options until June 30, 2005. The second sentence states that withdrawal rights will be provided through any extension offer period. The third sentence indicates that unless accepted before June 30, 2005, tendered options may be withdrawn at any time. It is not clear how you could accept tendered options before the scheduled expiration date of this offer. Please revise to clarify the withdrawal rights you provide in this offer.




Conditions of the Offer, page 12

3. In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You may decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

4. All offer conditions, other than those related to governmental or regulatory approvals necessary for consummation of the offer, must be satisfied or waived on or before the expiration date of the offer. We note that the second sentence of the last paragraph of this section appears to be consistent with our position. The disclosure in the first paragraph of this section, however, indicates that your offer conditions extend through the date of acceptance of tendered options, which is not the same as expiration and may in fact occur several days later. Please revise.

5. The last offer condition in the last bullet point is extremely broad and vaguely drafted. It allows you to terminate the offer if any change (whether positive or negative) occurs that is or may be material to you or your subsidiaries. While we have permitted offer conditions premised on the existence of a material adverse change, which is somewhat of a term of art, your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this paragraph. Consider summarizing what you deem to be "material" to you or your subsidiaries.

6. We refer to the second sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The language "regardless of the circumstances giving rise to them (including any action or inaction by us)" indicates that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. In our view, this renders the offer illusory. Please revise.

7. As indicated by our comments above, we are concerned that numerous offer conditions are very broadly and subjectively drafted, making it very difficult for an option holder to determine when an event has occurred that would allow you to terminate the offer. Please be advised that if you believe that a given event "triggers" one of the listed offer conditions, you must immediately advise security holders how you intend to proceed with respect to the offer. That is, you may not wait until the scheduled expiration date of the offer to terminate it because of an event that occurred on day two of the offer period. Please confirm your understanding in your response letter.

Information about Tenet Healthcare Corporation, page 17

Certain Financial Information, page 18

8. We note that you reference documents referred to in Section 16 as "incorporated by reference", but it appears that in fact you have not incorporated by reference any documents or audited financial statements for the two fiscal years required to be filed with the company`s most recent annual report as required by Item 1010(a) of Regulation M-A. Revise your disclosure to include an express statement that the financial statements for the two fiscal years required to be filed with the Company`s most recent annual report are incorporated by reference and clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Instruction 3 to Item 10 of Schedule TO.

9. Where financial statements are material in the context of an offer or where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See
Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). It appears that your summary Information does not include ratio of earnings to fixed charges and the book value per share as required by Items 1010(c)(4) and 1010(c)(5), respectively. Please revise to include the complete summarized financial information in the prospectus filed in connection with this exchange offer.

Additional Information, page 22

10. Please note that the only SEC public reference room is located in Washington, D.C. Please delete your references to New York and Chicago.

Forward-Looking Statements, page 23

11. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See
Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

12. We reference your statement that you disclaim all responsibility to publicly update any information contained in a forward-looking statement. This statement seems inconsistent with your obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.




Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your Schedule TO-I in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers &
Acquisitions